Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

October 26, 2016

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, DC 20549

Attention: John Cash, Accounting Branch Chief, Office of Manufacturing and Construction

RE:	Comment Letter Dated October 20, 2016
Trinseo S.A.
Form 10-K for the Year Ended December 31, 2015, filed March 11, 2016
File No. 1-36473

Dear Mr. Cash:

Below please find the responses (the “Responses”) of Trinseo S.A. (the “Company”) to the comments (the “Comments”) set forth in the letter dated October 20, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the Company.

For the convenience of the Staff, the Company has restated the Comments in bold in this letter and the corresponding responses of the Company are shown below such Comments.

Form 10-K for the Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 62

Other Important Performance Measures, page 76

1.              We have reviewed your response to prior comment one. Please explain to us why your presentation of Adjusted EBITDA excluding inventory revaluation does not represent an individually tailored measurement method substituted for that of GAAP. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

RESPONSE:

While Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 states that individually tailored measurement and recognition methods for revenue, or for financial statement line items other than revenue, could violate Rule 100(b) of Regulation G, the Company does not believe that its presentation of Adjusted EBITDA excluding inventory revaluation violates Rule 100(b) of Regulation G.

First, the Company respectfully advises the Staff that Adjusted EBITDA excluding inventory revaluation does not represent an individually tailored revenue recognition method substituted for that of GAAP because the timing of when revenue is recognized is not changed by the exclusion of inventory revaluation.  Second, while the adjustments to costs of sales made in calculating Adjusted EBITDA excluding inventory revaluation may be viewed as an individually tailored measurement method with respect to a financial statement line item other than revenue, the Company does not believe that this measure, when taken together with the presentation of net income, EBITDA, Adjusted EBITDA, and the other information and discussion accompanying this measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make its presentation , in light of the circumstances under which it is presented, not misleading.

Trinseo S.A. 1000 Chesterbrook Boulevard, Suite 300 Berwyn, PA 19312

As described in the Company’s previous response letter to the Staff, the Company presents Adjusted EBITDA excluding inventory revaluation because the Company believes that it is useful to management and investors in evaluating the Company’s operating results and underlying trends in the business without the impact of the timing mismatch in the recognition of the cost of raw materials that can result from raw material price volatility from quarter to quarter. These raw material costs are typically passed through to the Company’s customers, subject to the terms of the particular customer contract.  In addition, the Company’s presentation of net income, EBITDA, and Adjusted EBITDA together with the other information and discussion that accompany its presentation of Adjusted EBITDA excluding inventory revaluation makes available to investors and other readers the information necessary to determine the impact of inventory revaluation and, thus, enables investors and other readers to evaluate the Company on the basis of Adjusted EBITDA excluding inventory revaluation as well as EBITDA and Adjusted EBITDA (inclusive of any inventory revaluation) together with net income determined in accordance with GAAP.

The Company believes that the additional information provided by Adjusted EBITDA excluding inventory revaluation is useful to investors and other readers of its financial information in evaluating the underlying trends and performance of the Company’s business (and is used by management in evaluating the performance of the Company’s business).  Finally, the Company has consistently presented this non-GAAP financial measure since its initial public offering, regardless of whether the inventory revaluation adjustment had a positive or negative impact on the Company’s results for the period, and, as described above and in the Company’s prior response letter to the Staff, Adjusted EBITDA excluding inventory revaluation is not a measure that accelerates revenue recognition or eliminates normal recurring cash operating expenses necessary to operate the Company’s business.

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I hope that the foregoing has been responsive to the Staff’s Comments.  If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3203.  Thank you for your assistance.

Very truly yours,

/s/ Barry J. Niziolek
Barry J. Niziolek
Chief Financial Officer and Executive Vice President
1000 Chesterbrook Blvd., Suite 300
Berwyn, PA 19312

cc:   Christopher D. Pappas, Chief Executive Officer and President

Angelo N. Chaclas, Chief Legal Officer, Senior Vice President and Corporate Secretary

Ryan Leib, Principal Accounting Officer and Corporate Controller